SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Visa Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B-1 common stock, par value $0.0001 per share

(Title of Class of Securities)

92826C201

(CUSIP Number of Class of Securities)

Ryan McInerney

Chief Executive Officer

Visa Inc.

P.O. Box 8999

San Francisco, California 94128-8999

(650) 432-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joseph A. Hall

John H. Runne

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed by Visa Inc., a Delaware corporation (“Visa”), on April 8, 2024 (the “Schedule TO”). This Amendment relates to the offer by Visa to exchange (the “Exchange Offer”) any and all outstanding shares of its Class B-1 common stock, par value $0.0001 per share (“Class B-1 common stock”), for a combination of Visa’s Class B-2 common stock, par value $0.0001 per share (“Class B-2 common stock”), Visa’s Class C common stock, par value $0.0001 per share (“Class C common stock”), and, where applicable, cash in lieu of fractional shares, upon the terms and subject to the conditions set forth in the Prospectus, dated April 8, 2024 (the “Prospectus”) forming part of the Registration Statement (as defined below) and the Letter of Election and Transmittal (the “Letter of Transmittal”), copies of which were filed as Exhibits (a)(4) and (a)(1)(A) to the Schedule TO, respectively.

In connection with the Exchange Offer, Visa has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-276747) (as amended through the date hereof, the “Registration Statement”) to register the shares of Class B-2 common stock and Class C common stock offered in exchange for shares of Class B-1 common stock tendered in the Exchange Offer, as well as the shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), into which the shares of Class B-2 common stock and Class C common stock are convertible.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Makewhole Agreement and the EQ Instruction Letter, copies of which were filed as Exhibits (a)(4), (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Schedule TO, respectively, is hereby expressly incorporated by reference in response to all the items of the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Prospectus, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired one minute after 11:59 p.m., New York City time, on May 3, 2024 (the “Expiration Date”).

According to the Equiniti Trust Company, LLC (the “Exchange Agent”), 240,677,470 shares of Class B-1 common stock were tendered and not withdrawn. On May 6, 2024, Visa gave notice of acceptance to the Exchange Agent with respect to all of the tendered shares of Class B-1 common stock. Accordingly, Visa will issue in exchange 120,338,683 shares of Class B-2 common stock and 47,759,832 shares of Class C common stock based on the Applicable Conversion Rate for the Class B-1 common stock and Class C common stock of 1.5875 shares of Class A common stock and 4 shares of Class A common stock, respectively, in effect as of the Expiration Date, in addition to paying cash in lieu of issuing fractional shares based on the reported closing Class A common stock price on the NYSE as of the Expiration Date of $268.49.

On May 6, 2024, Visa issued a press release announcing the expiration of the Exchange Offer, a copy of which is attached as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(5)(B)	Press Release by Visa, dated May 6, 2024 (incorporated by reference to Visa’s Form 425 filed with the SEC on May 6, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISA INC.

By:	/s/ Ryan McInerney
	Name:	Ryan McInerney
	Title:	Chief Executive Officer

Dated: May 6, 2024